Exhibit 99.1

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

West Fraser Timber Co. Ltd.

Wednesday, July 7, 2021

West Fraser Announces C$1.0 Billion Substantial Issuer Bid

Vancouver, B.C. – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that its board of directors (the “Board”) has approved the commencement of a substantial issuer bid (the “Offer”) pursuant to which the Company will offer to purchase from shareholders for cancellation up to C$1.0 billion of its outstanding Common shares (the “Shares”). The Offer will proceed by way of a “modified Dutch auction” procedure with a tender price range from C$85.00 to C$98.00 per Share, representing a 3% discount to a 12% premium over the Company’s volume-weighted average price on the Toronto Stock Exchange over the last 10 trading days.

Term of the Offer

The Board has authorized the Offer, which will commence on July 12, 2021 and expire on August 17, 2021, unless extended or withdrawn. The Company plans to fund repurchases of Shares through available cash on hand. The Offer is denominated in Canadian dollars, and Shareholders will have the option to elect to receive payment in either Canadian or United States dollars.

Tender Offer Alternatives

The Offer will be conducted through a “modified Dutch auction” procedure. Shareholders who wish to participate in the Offer will be able to do so through: (i) auction tenders in which they will specify the number of Shares being tendered at a price of not less than C$85.00 and not more than C$98.00 per Share in increments of $0.25 per Share, or (ii) purchase price tenders in which they will not specify a price per Share, but rather will agree to have a specified number of Shares purchased at the purchase price to be determined by auction tenders. Shareholders who validly deposit Shares without specifying the method in which they are tendering their Shares will be deemed to have made a purchase price tender. West Fraser directors and officers do not have a present intention to tender any Shares pursuant to the Offer.

Purchase Price

Upon expiry of the Offer, the Company will determine the lowest purchase price (which will be not less than C$85.00 per Share and not more than C$98.00 per Share) that will allow it to purchase the maximum number of Shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding C$1.0 billion.

If Shares with an aggregate purchase price of more than C$1.0 billion are properly tendered and not properly withdrawn, the Company will purchase the Shares on a pro rata basis after giving effect to “odd lot” tenders (of holders beneficially owning fewer than 100 Shares), which will not be subject to pro-ration. In that case, all Shares tendered at or below the finally determined purchase price will be purchased, subject to pro-ration, at the same purchase price determined pursuant to the terms of the Offer. Shares that are tendered but not purchased, including Shares tendered pursuant to auction tenders at prices above the purchase price, will be returned to shareholders.

Additional Information

The Offer will be for up to approximately 10% of the total number of issued and outstanding Shares on a non-diluted basis (based on a purchase price equal to the minimum purchase price per Share and 116,444,176 Shares issued and outstanding as of July 6, 2021).

The Offer is optional for all shareholders, who are free to choose whether to participate, how many Shares to tender and, in the case of auction tenders, at what price to tender within the specified range. Any shareholders who do not deposit their Shares (or whose Shares are not repurchased under the Offer) will realize a proportionate increase in their equity interest in the Company, to the extent that Shares are purchased under the Offer.

West Fraser has suspended share repurchases under its normal course issuer bid (“NCIB”), and no NCIB purchases will be made until after the expiration of the Offer, if and when West Fraser determines to recommence repurchases under the NCIB.

The Offer is not conditional upon any minimum number of Shares being tendered but is subject to various conditions that are typical for a transaction of this type. West Fraser reserves the right, subject to applicable laws, to withdraw, extend or amend the Offer, if certain events occur at any time prior to the payment for tendered Shares. The Offer is expected to remain open for acceptance until 5:00 p.m. (Vancouver time) on August 17, 2021, unless extended or withdrawn.

Details of the Offer, including instructions for tendering Shares, will be included in the formal offer to purchase and issuer bid circular, letter of transmittal, notice of guaranteed delivery and other related documents (the “Offer Documents”). The Offer Documents will be mailed to shareholders, filed with applicable Canadian securities regulatory authorities and made available without charge on SEDAR at www.sedar.com, filed on a Schedule 13E-4F with the U.S. Securities and Exchange Commission and made available without charge on EDGAR at www.sec.gov, and posted on the Company’s website at www.westfraser.com.

Computershare Investor Services Inc. has been engaged by West Fraser to act as depository for the Offer. Shareholders who have questions regarding the Offer or require any assistance tendering Shares may contact Computershare Investor Services by telephone at 1-800-564-6253 (North America) or 514-982-7555 (International), or by e-mail at corporateactions@computershare.com.

West Fraser has not engaged a dealer manager for the Offer in Canada or for the United States but reserves the right to do so before the Offer expires.

The Offer referred to in this news release has not yet commenced. This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares. The solicitation and the offer to buy shares will only be made pursuant to the Offer Documents that are filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. The offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. None of West Fraser, its Board of Directors or the depositary makes any recommendation to shareholders as to whether to tender or refrain from tendering any or all of their Shares pursuant to the Offer or the purchase price or prices at which shareholders may choose to tender Shares. Shareholders are strongly urged to read the Offer Documents carefully and to consult with their financial, tax and legal advisors prior to making any decision with respect to the Offer.

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodeling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including statements as to the Company’s current intentions regarding commencement of the Offer, the timing, terms and conditions of the Offer, and the ultimate purchase price, the number of Shares purchased and the amount of capital returned to shareholders under the Offer. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2020, each dated February 11, 2021, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com